05039330

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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IUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Park Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue, 17th Floor
(No. and Street)

New York	NY	10175
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mir Arif — 212-292-4407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH, D.C. 170

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mir Arif, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Park Group LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

February 25. 2005

NOREEN WALSH
Notary Public, State of New York
No. 01WA6053006
Qualified in Queens County
Commission Expires January 2, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Madison Park Group LLC

Statement of Financial Condition

December 31, 2004

MADISON PARK GROUP LLC

CONTENTS

Weiser LLP
Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.mrweiser.com

INDEPENDENT AUDITORS' REPORT

Managing Members
Madison Park Group LLC

We have audited the accompanying statement of financial condition of Madison Park Group LLC ("Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Madison Park Group LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, N.Y.
February 18, 2005

MADISON PARK GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$	24,076
Fixed assets, net		443
Security deposit		1,900
	$	26,419

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	12,500
Total liabilities		12,500
Commitments		
Members' equity:		
Members' equity		13,919
Total liabilities and members' equity	$	26,419

The accompanying notes are an integral part of this financial statement.

MADISON PARK GROUP LLC

NOTES TO FINANCIAL STATEMENT

1. BUSINESS:

Madison Park Group LLC ("Company") is registered as a broker-dealer with the Securities Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. and is involved in the sale of securities for its clients. Although the Company was established prior to 2003, it did not receive its broker-dealer license until July 28, 2003. Prior to such date, it engaged in general business advisory services. The Company provides investment banking services and financial advisory and capital-raising services, principally related to mergers and acquisitions advice and equity private placements. The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

During 2005, management expects to substantially increase its revenues and profitability through its continued marketing efforts. As of February 18, 2005, the Company had entered into new consulting agreements, which are expected to result in net profits as the respective deals close over the course of the year. For the period January 1, 2005 through February 18, 2005, the Company has realized revenues from some of these new consulting agreements, which have substantially increased its cash balances. These current cash inflows are expected to provide the Company with sufficient liquidity to meet its current obligations as they come due through January 1, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash:

Cash consists of cash balances held at a major financial institution. The Company maintains its cash balances in one financial institution which, at times, may exceed the $100,000 federally insured limits. At December 31, 2004, these balances were fully insured.

Income Taxes:

As a single member limited liability company, the Company does not incur any liability for federal or state income taxes since all income, deductions and credits are reportable by its member.

Use of Estimates:

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At December 31, 2004, the Company had net capital of $11,576, or $6,576 in excess of its required net capital of $5,000. At December 31, 2004, the ratio of aggregate indebtedness to net capital is 1.08 to 1.